August 16, 2023

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Drilling Tools International Corporation

Registration Statement on Form S-1

Filed July 20, 2023

File No. 333-273348

Ladies and Gentlemen:

On behalf of our client, Drilling Tools International Corporation (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in its letter, dated August 4, 2023, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on July 20, 2023 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1 Filed July 20, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 57

1.

In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. To provide context, disclose the percentage of redemptions, the remaining amount in the trust account after redemptions and the aggregate expenses from the business combination transaction. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Mr. William S. Anderson Partner	T:+1.713.221.1122 F: +1.800.404.3970 711 Louisiana Street, Suite 2300, Houston,Texas 77002-2770 will.anderson@bracewell.com bracewell.com

AUSTIN CONNECTICUT DALLAS DUBAI HOUSTON LONDON NEW YORK SAN ANTONIO SEATTLE  WASHINGTON, DC

August 16, 2023

Response: The Company acknowledges the Staff’s comment and has added disclosure on pages 56 and 57 of Amendment No. 1 to address the Staff’s comment.

2.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that HHEP-Directional, L.P., a beneficial owner of over 53.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has added disclosure on page 57 of Amendment No. 1 to address the Staff’s comment.

If you have any questions, please feel free to contact me at (713) 221-1122. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ William S. Anderson
Mr. William S. Anderson
Partner

cc: R. Wayne Prejean, President and Chief Executive Officer, Drilling Tools International Corporation

AUSTIN CONNECTICUT DALLAS DUBAI HOUSTON LONDON NEW YORK SAN ANTONIO SEATTLE  WASHINGTON, DC